Exhibit 12.1

Terremark Worldwide

Computation of Ratio of Earnings to Fixed Charges
For the periods indicated

								Pro Forma

	Year Ended March 31,					Six Months Ended September 30,		Six Months Ended September 30,	Year Ended March 31,

	2000	2001	2002	2003	2004	2003	2004	2004	2004

Earnings
Pretax income from continuing operations before minority interests	$(6,033,232)	$(21,373,251)	$(57,372,215)	$(41,227,305)	$(22,490,577)	$(7,877,589)	$2,237,562	$525,546	$(28,826,165)
Fixed charges	870,101	2,136,348	12,975,450	13,007,683	17,224,922	7,225,547	7,733,148	11,544,456	26,201,013
Less:
Capitalized interest	(41,038)	(605,332)	(891,644)	—	—	—	—	—	—

Total earnings	$(5,204,169)	$(19,842,235)	$(45,288,409)	$(28,219,622)	$(5,265,655)	$(652,042)	$9,970,710	$12,070,002	$(2,625,152)

Fixed Charges
Interest expense	$804,785	$1,097,683	$9,750,473	$11,007,683	$14,624,922	$6,225,547	$6,433,148	$11,537,372	$24,833,370
Interest capitalized	41,038	605,332	891,644	—	—	—	—	—	—
Interest included in rental expense (33%)	24,278	433,333	2,333,333	2,000,000	2,600,000	1,000,000	1,300,000	7,083	1,367,643

Total fixed charges	870,101	2,136,348	12,975,450	13,007,683	17,224,922	7,225,547	7,733,148	11,544,455	26,201,013

Ratio of earnings to fixed charges	—	—	—	—	—	—	1.29	1.05	—

Deficiency of earnings available to cover fixed charges	$6,074,270	$21,978,583	$58,263,859	$41,227,305	$22,490,577	$7,877,589	—	—	$28,826,165

Note:	The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations elsewhere in this Registration Statement.